 **NEWS**

Starfield Resources Announces $3,000,000 Private Placement Offering

Toronto, Ontario – April 20, 2011 – Starfield Resources Inc. (TSX: SRU) (OTCBB: SRFDF) ("Starfield", "the Company") is pleased to announce it has engaged M Partners Inc. as lead agent in connection with an offering (the "Offering") of up to $3,000,000.

The Offering will consist of up to $3,000,000 of flow-through units ("Flow-Through Units") at a price of $0.075 per Flow-Through Unit. Each Flow-Through Unit consists of one flow-through common share and one half of one common share purchase warrant (the "Warrant"). Each whole Warrant will entitle the holder to purchase one additional common share of Starfield at a price of $0.11 for 24 months from the closing date. All securities issued under the Offering will be subject to a hold period of four months plus one day extending from the closing date of the Offering.

The Company intends to use the gross proceeds from the issuance of Flow-Through Units for exploration that constitutes Canadian exploration expenses for Canadian income tax purposes.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company. The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non NI 43-101 and not to be relied on); the Moonlight copper project in California; and two gold properties currently leased/joint ventured in Nevada.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or

120 Adelaide Street West, Suite 900, Toronto, Ontario, Canada M5H 1T1

revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane	Greg Van Staveren	Investor Relations
President and CEO	Chief Financial Officer	416-860-0400
416-860-0400 ext. 222	416-860-0400 ext. 223	info@starfieldres.com
adouchane@starfieldres.com	gvanstaveren@starfieldres.com	

www.starfieldres.com

Not for distribution to U.S. newswire services or for dissemination in the U.S.

120 Adelaide Street West, Suite 900, Toronto, Ontario, Canada M5H 1T1